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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

**Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940**

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1. Name and Address of Reporting Person* *(Last, First, Middle)*

Muckley, Steven L

2501 Ironstone NE
(Street)

Canton, Ohio 44705
(City)   (State)   (Zip)

2. Date of Event Requiring Statement *(Month/Day/Year)*

Jan/06/2003

4. Issuer Name and Ticker or Trading Symbol

Consumers Bancorp, Inc.

6. If Amendment, Date of Original *(Month/Day/Year)*

3. I.R.S. Identification Number of Reporting Person, if an entity *(voluntary)*

5. Relationship of Reporting Person(s) to Issuer *(Check All Applicable)*

☒ Director   ☐ Officer *(give title below)*
☐ 10% Owner   ☐ Other *(specify below)*

7. Individual or Joint/Group Filing *(Check Applicable Line)*

☒ Form filed by One Reporting Person
☐ Form filed by More than One Reporting Person

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*   If the form is filed by more than one reporting person, *see* Instruction 5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Beneficially Owned

1. Title of Security *(Instr. 4)*	2. Amount of Securities Beneficially Owned *(Instr. 4)*	3. Ownership Form: Direct (D) or Indirect (I) *(Instr. 5)*	4. Nature of Indirect Beneficial Ownership *(Instr. 5)*
Common Stock	1,000	D	

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Table I — Non-Derivative Securities Beneficially Owned

1. Title of Security *(Instr. 4)*	2. Amount of Securities Beneficially Owned *(Instr. 4)*	3. Ownership Form: Direct (D) or Indirect (I) *(Instr. 5)*	4. Nature of Indirect Beneficial Ownership *(Instr. 5)*
Common Stock	1,000	D	

Table II — Derivative Securities Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 4)*	2. Date Exercisable and Expiration Date *(Month/Day/Year)*		3. Title and Amount of Securities Underlying Derivative Security *(Instr. 4)*		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) *(Instr. 5)*	6. Nature of Indirect Beneficial Ownership *(Instr. 5)*
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

Steven L. Muckley	Jan/06/2003
**Signature of Reporting Person	Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.